UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Virginia National Bankshares Corporation
(Name of Issuer)

Common Stock, par value $2.50
(Title of Class of Securities)

928031 103
(CUSIP Number)

Scott H. Richter, Esq.
LeClairRyan, A Professional Corporation
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 783-2003
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William D. Dittmar, Jr.

2.	Check the Appropriate Box if a Member of Group (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

169,886(1)

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

169,886(1)

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

169,886(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

6.3(2)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Includes 7,878 shares of the Issuer’s Common Stock underlying outstanding stock options.
(2)	Based on 2,697,536 shares of the Issuer’s Common Stock issued and outstanding on August 22, 2014.

     This Amendment No. 1 to Schedule 13D amends and supplements Items 3 and 5 contained in the Schedule 13D (the “Schedule 13D”) filed on December 23, 2013 by William D. Dittmar, Jr. (“Mr. Dittmar”) with respect to the common stock par value $2.50 (the “Common Stock”) of Virginia National Bankshares Corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

     On March 11, 2014, Mr. Dittmar acquired 200 shares of Common Stock at a purchase price of $20.875 per share. On March 12, 2014, Mr. Dittmar acquired 154 shares of Common Stock at a purchase price of $21.25 per share. Mr. Dittmar paid cash for these shares out of personal funds and the aggregate purchase price paid for the shares purchased on March 11 and 12, 2014 amounted to $7,447.50.

     On August 22, 2014, Mr. Dittmar acquired 28,177 shares of Common Stock at a purchase price of $23.10 per share. Mr. Dittmar paid cash for these shares out of personal funds, and the aggregate purchase price paid amounted to $650,888.70.

Item 5. Interests in Securities of the Issuer.

     (a) As of August 22, 2014, Mr. Dittmar is the direct beneficial owner of 169,886 shares of Common Stock. Based on 2,697,536 shares of Common Stock issued and outstanding as of August 22, 2014, Mr. Dittmar beneficially owns 6.28% of the outstanding shares of Common Stock.

     (b) Mr. Dittmar possesses the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 169,886 shares of Common Stock as a result of his personal ownership of such shares.

     (c) Except as set forth in Item 3 herein, each Mr. Dittmar has not effected any transactions in shares of Common Stock during the 60 days preceding the date hereof.

     (d) Not applicable.

     (e) Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 28, 2014	/s/ William D. Dittmar, Jr.
William D. Dittmar, Jr.